EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO THE RESTATED CERTIFICATE OF INCORPORATION OF

PTC THERAPEUTICS, INC.

PTC Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware, does hereby certify as follows:

A.The current name of the Corporation is PTC Therapeutics, Inc. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 31, 1998. The Certificate of Incorporation was most recently amended and restated on June 25, 2013.

B.The first paragraph of Article FOURTH of the Certificate of Incorporation is hereby amended in its entirety to read as follows:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is Two Hundred Fifty-Five Million (255,000,000) shares, consisting of (i) Two Hundred Fifty Million (250,000,000) shares of Common Stock, $0.001 par value per share (“Common Stock”), and (ii) Five Million (5,000,000) shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).”

C.That, pursuant to resolution of the Corporation’s board of directors, a meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares as required by statute were voted in favor of this Certificate of Amendment.

D.This Certificate of Amendment was duly adopted by the directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by the authorized officer below as of this 9th day of June, 2021.

By:/s/ Mark E. Boulding_________________________

Name: Mark E. Boulding

Title: Executive Vice President and Chief Legal Officer